

ANGLO AMERICAN


05009317

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk

17 June, 2005


SEC MAIL
PROCESSING
RECEIVED
JUN 27 2005
WASH, D.C.
198
SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 17 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,832,495 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 June 2005	19,608
14 June 2005	204,272
15 June 2005	35,684
16 June 2005	101,716
17 June 2005	77,200

The Company was advised of these transactions on 17 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

N Jordan
Secretary
17 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,832,495 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 June 2005	19,608
14 June 2005	204,272
15 June 2005	35,684
16 June 2005	101,716
17 June 2005	77,200

The Company was advised of these transactions on 17 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

N Jordan
Secretary
17 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,832,495 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 June 2005	19,608
14 June 2005	204,272
15 June 2005	35,684
16 June 2005	101,716
17 June 2005	77,200

The Company was advised of these transactions on 17 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

N Jordan
Secretary
17 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,832,495 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 June 2005	19,608
14 June 2005	204,272
15 June 2005	35,684
16 June 2005	101,716
17 June 2005	77,200

The Company was advised of these transactions on 17 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

N Jordan
Secretary
17 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 49,832,495 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 June 2005	19,608
14 June 2005	204,272
15 June 2005	35,684
16 June 2005	101,716
17 June 2005	77,200

The Company was advised of these transactions on 17 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

N Jordan
Secretary
17 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc